UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 February, 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


 1. Director/PDMR Shareholding dated 9 January 2007
 2. Base Rate Change dated 11 January 2007
 3. Partial Repurchase dated 12 January 2007
 4. Partial Repurchase dated 17 January 2007
 5. Partial Repurchase dated 18 January 2007
 6. Total Voting Rights dated 19 January 2007
 7. Partial Repurchase dated 22 January 2007
 8. Partial Repurchase dated 24 January 2007
 9. ERR dated 24 January 2007
10. Notice dated 25 January 2007



--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: February 1, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: February 1, 2007                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1.



                                                                  9 January 2007



   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)



The trustee of the Barclays Group Sharepurchase Plan ("the Plan"), an HM Revenue and Customs approved all-employee share plan, informed the Company on 8 January 2007 that it had on 8 January 2007 purchased, and now held as bare trustee of the Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 762.00p per share:

Director/PDMR             Number of Shares
Mr G A Hoffman            16
Mr J S Varley             16
Mr L C Dickinson          14

The Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 8 January 2007 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director                  Beneficial Holding         Non Beneficial
                                                     Holding

Mr G A Hoffman            319,202                    -
Mr J S Varley             375,069                    -


In addition to these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 165,645,889 ordinary shares in Barclays PLC. The executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit 2.




                                                                 11 January 2007




BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 5.25 per cent with effect from today, 11 January 2007.

Exhibit 3.

Barclays Bank PLC

Barclays Bank Series S049 ISIN XS0249213520-

                     Maturity date 23 Mar 07 - GBP 5,272,000


Please be advised that the following issue has been repurchased for GBP 28,000 on 04 Jan 2007.

The outstanding balance will therefore be GBP 5,244,000.

Please amend your records accordingly.

Exhibit 4.

Barclays Bank PLC

Barclays Bank Series S065 ISIN XS0254088452 -
Maturity Date 14 May 07 - GBP 3,459,000

Please be advised that the above issue has been repurchased for GBP 14,000 on 09 Jan 2007. The outstanding balance will therefore be GBP 3,445,000

Please amend your records accordingly.

Exhibit 5



BARCLAYS BANK PLC Barclays Bank Series 7325 ISIN XS0271073206 -
Maturity Date 30 Oct 08 - USD 14,500,000

Please be advised the following issue has been repurchased for USD 200,000 on 17 Jan 07.

The  outstanding  balance  will  therefore be USD  14,300,000

Please amend your records accordingly.

Exhibit 6
                                                                19 January 2007



                    Barclays PLC - Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6, Barclays PLC's issued share capital consists of 6,535,642,885 ordinary shares with voting rights and 875,000 staff shares with voting rights as at 15 January 2007. There are no ordinary shares held in Treasury.


Therefore, the total number of voting rights in Barclays PLC is 6,536,517,885.


The above figure (6,536,517,885) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit 7.

Barclays Bank PLC


Barclays Bank Series S049 ISIN XS0249213520 -
Maturity Date 23 Mar 07 - GBP 5,244,000

Please be advised the following issue has been repurchased for GBP 49,000 on 12 Jan 07

The outstanding balance will therefore be GBP 5,195,000

Exhibit 8

Barclays Bank PLC Barclays Bank PLC Series 6560 ISIN XS0258069136

            Maturity Date 16 Jul 2007 - DKK 100,000,000

Please be advised that the following issue has been repurchased for DKK 500,000 on 19 Jan 07. The outstanding balance will therefore be DKK 99,500,000

Please amend your records accordingly.

Exhibit 9

Barclays Bank PLC

             Barclays Bank PLC Series 5814 ISIN XS0246270986
                Maturity Date 18 Sep 2007 - EUR 389,231,000

Please be advised that the following issue has been repurchased for EUR 10,000 on 19 Jan 2007. The outstanding balance will therefore be EUR 389,221,000

Please amend your records accordingly.

Exhibit 10

         THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION



                               Barclays Bank PLC

           (Incorporated with limited liability in England and Wales)

                                 (the "Issuer")

                                Series 2006 -AQ

      USD 30,000,000 Principal Protected CDO Coupon Linked Notes due 2021

          pursuant to a USD 5,000,000,000 Credit Linked Note Programme



                                 (the "Notes")



                                     NOTICE



NOTICE IS HEREBY GIVEN that the Issuer has made the following changes to the Prospectus dated 28 March 2006 relating to the Notes. Terms used in this announcement shall have the same meanings as terms used in the Prospectus unless otherwise defined.



Amendments to the Supplement (set out at Schedule 1 to the Prospectus)

1. Paragraph 11(vii) has been amended by:

(a) inserting the following paragraph after sub-paragraph (ii) (Additional Amounts) as a new sub-paragraph (iii) (Reference Tranche Payment Amounts):

                  "Reference Tranche Payment Amounts

(iii) In addition, on the Reference Tranche Payment Date, the Issuer shall pay in respect of each Note an amount equal to the Relevant Proportion of the Reference Tranche Payment Amount in respect of each Note to Noteholders.";

(b)    re-numbering sub-paragraph (iii) as sub-paragraph (iv);

(c) deleting the semicolon at the end of the definition of "Base Interest Amount" and substituting "." therefor;

(d) deleting the semicolon at the end of the definition of "Credit Linked Factor" and substituting "." therefor;

(e) inserting the following definitions after the definition of "Loss Amount":

""Reference Tranche Determination Date" means the day falling two Business Days prior to the Reference Tranche Payment Date.



"Reference Tranche Loss Amount" means an amount equal to the difference between the Principal Amount and the outstanding notional amount of the Reference Tranche Swap Transaction as of Reference Tranche Determination Date.



"Reference Tranche Payment Amount" means an amount equal to (i) the Principal Amount less (ii) the Reference Tranche Loss Amount less (iii) Swap Costs, as determined by the Calculation Agent in its sole discretion as of the Reference Tranche Determination Date.



"Reference Tranche Payment Date" means (A) where the Issuer exercises its right to redeem the Notes pursuant to paragraph 35 (Optional Redemption), the Scheduled Maturity Date; and (B) in all other cases, 20 December 2016; provided that, in all cases, the Reference Tranche Payment Date may be postponed to a date necessary to settle all potential and outstanding Credit Events under the Reference Tranche Swap Transaction, as determined by the Calculation Agent.



"Reference Tranche Swap Transaction" means a hypothetical tranched portfolio credit derivative transaction entered into between the Issuer and a hypothetical counterparty under which the Issuer sells credit protection but receives no credit protection premium payments, with an effective date of 21 September 2006, a scheduled termination date of 20 December 2016, an initial notional amount equal to Principal Amount, an attachment point equal to 0.0% and an exhaustion (detachment) point equal to 3.0%, which references the portfolio of reference entities comprising Series 7 (Version 1) of the Dow Jones CDX.NA.IG index."; and



(f) deleting the word "three" and substituting "two" therefor in the first line of the sub-paragraph after the definition of "Residual Swap Costs";



2. Paragraph 24(ix) has been amended by deleting the number "3" and substituting "2" therefor in the last line of the paragraph after sub-paragraph (b).



3. Paragraph 31 has been amended by deleting the paragraph in its entirety and substituting the following therefor:

"The Notes have been admitted to the official list of the Irish Stock Exchange and to trading on its regulated market. No assurance can be given that such admission will be maintained.".



4. Paragraph 33 has been amended by deleting the paragraph in its entirety and substituting the following therefor:

"As of 3 March 2006, Fitch Inc ("Fitch") has assigned a rating of AA+ in respect of timely and full payment of 100% of the Principal Amount of the Notes on the Final Maturity Date where the Notes are not subject to redemption in accordance with paragraph 35 (Optional Redemption). In addition, where the Issuer exercises its right to redeem the Notes in accordance with paragraph 35 (Optional Redemption), as of 3 March 2006, Fitch has assigned a rating of AA+ in respect of timely and full payment of 76.5% of the Principal Amount of the Notes on the Scheduled Maturity Date (21 March 2016), or the Deferred Maturity Date where an Extension Notice is effective. These ratings are in respect of principal only and do not address the likelihood of receiving interest.

A credit rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time by the assigning rating agency. There can be no assurance that Fitch will continue to monitor their rating of the Notes during the life of the Notes or that such rating may not be downgraded or withdrawn.".



Amendments to Schedule I (CSO Portfolio Annex) to the Supplement

5. Schedule I has been amended by deleting the CSO Portfolio Annex in its entirety and substituting therefor the amended and restated CSO Portfolio Annex as set out in the Appendix hereto.



Amendments to Schedule IV (Amendments to the 2003 ISDA Credit Derivatives Definitions and the Conditions) to the Supplement

6. Section 1 (Additional Definitions) of Schedule IV has been amended by:

(a) deleting the definition of "CSO Loss Amount" in its entirety and substituting the following therefor:

      ""CSO Loss Amount" means in respect of a CSO on any day, the lesser of:

(1)   the CSO Maximum Loss Amount; and

(2)   the excess of:

(i)         the sum of:

   (a) with respect to all Reference Entities in such CSO as to which an Event Determination Date has occurred on or prior to such day, but the related Cash Settlement Date has not occurred on or prior to such day, the aggregate of the Reference Entity Notional Amounts for such Reference Entities plus


   (b) with respect to all Reference Entities in such CSO the Cash Settlement Date for which has occurred on or prior to such day, the aggregate of the Cash Settlement Amounts for such Reference Entities plus

   (c) with respect to all Reference Entities in such CSO which have been specified in an Extension Notice that is effective on or prior to such day, the aggregate of the Reference Entity Notional Amounts for such Reference Entities minus

   (d) if such day occurs after the Extension Date, with respect to all Reference Entities specified in an Extension Notice but with respect to which an Event Determination Date did not occur on or prior to the Extension Date, the aggregate of the Reference Entity Notional Amounts for such Reference Entities, over

(ii)        the CSO Subordination Amount

PROVIDED THAT, in the case of CSO 2 only, the CSO Loss Amount of such CSO shall be expressed as a negative number for the purposes of determining the Aggregate CSO Loss Amount and in all cases as the same may be adjusted from time to time in accordance with the Noteholder Adjustment Option."; and

(b) inserting a new definition after the definition of "CSO Loss Amount" as follows:

""CSO Maximum Loss Amount" means, in respect of a CSO, the CSO Reference Portfolio Notional Amount multiplied by the CSO Detachment Point for such CSO.".



7.  Section 3(C) (Noteholder Adjustment Option) of Schedule IV has been amended by:

(a) deleting the words "sum of the" in the eighth line thereof;

(b) deleting the word "Amounts" and substituting "Amount" therefor in the ninth line thereof; and

(c) deleting the words "and CSO 2" in the ninth line thereof.



8.  The following disclaimers have been inserted after Schedule IV:

"Dow Jones(R) and CDXTM are service marks of Dow Jones & Company, Inc. and CDS Indexco LLC (the "Index Sponsor"), respectively, and have been licensed for use by Barclays Bank PLC.



The Index referenced herein is the property of the Index Sponsor. Each party acknowledges and agrees that the transaction hereunder is not sponsored, endorsed or promoted by Dow Jones & Company, Inc. ("Dow Jones"), the Index Sponsor or any members of the Index Sponsor (Dow Jones, the Index Sponsor, together with its members, the "Index Parties"). The Index Parties make no representation whatsoever, whether express or implied, and hereby expressly disclaim all warranties (including, without limitation, those of merchantability or fitness for a particular purpose or use), with respect to the Index or any data included therein or relating thereto, and in particular disclaim any warranty either as to the quality, accuracy and/or completeness of the Index or any data included therein, the results obtained from the use of the Index, the composition of the Index at any particular time on any particular date or otherwise, and/or the creditworthiness of, or likelihood of the occurrence of a Credit Event with respect to, any entity in the Index at any particular time on any particular date or otherwise. The Index Parties shall not be liable (whether in negligence or otherwise) to the parties or any other person for any error in the Index, and the Index Parties are under no obligation to advise the parties or any person of any error therein. The Index Parties make no representation whatsoever, whether express or implied, as to the advisability of entering into the transaction hereunder, the ability of the Index to track relevant markets' performances, or otherwise relating to the Index or any transaction or product with respect thereto, or of assuming any risks in connection therewith. The Index Parties have no obligation to take the needs of any party into consideration in determining, composing or calculating the Index. Neither party to this transaction, nor any Index Party, shall have any liability to any party for any act or failure to act by the Index Parties in connection with the determination, adjustment, calculation or maintenance of the Index. Although the Calculation Agent will obtain information concerning the Index from sources it believes reliable, it will not independently verify this information. Accordingly, no representation, warranty or undertaking (express or implied) is made, and no responsibility is accepted by either party, its Affiliates or the Calculation Agent, as to the accuracy, completeness or timeliness of information concerning the Index. Each party (including the Noteholder) acknowledges that the other party (including the Issuer) or one of its Affiliates may be, or may be affiliated with, an Index Party and, as such, may be able to affect or influence the determination, adjustment or maintenance of the Index. For purposes of Sections 9.1(b)(iii) and (iv) of the Credit Derivatives Definitions, references to "each party" therein shall be deemed to include each Index Party.".



9. Notwithstanding the date of this notice, the amendments were deemed to take effect from 7 November 2006.





This Notice is given by the Issuer.



Dated:                25th January 2007


Contact Person:      Joanna Urbanska
                     JP Morgan Bank (Ireland) Plc

Tel No:              +353 1 542 6976




                                    APPENDIX


                                       AMENDED AND RESTATED CSO PORTFOLIO ANNEX

Date of last amendment: as of 7 November 2006
                                                           CSO 1*      CSO 2*
                                                           (Asian)     (CDX4)
                                 CSO                        0.00%       0.00%
                          Attachment
                              Point:
                                 CSO                       30.00%      100.00%
                          Detachment
                              Point:
                          Individual                         USD         USD
                        CSO Notional                     750,000,000 150,000,000
                             Amount:
                           Number of                         50          125
                           Reference
                        Entities per
                                CSO:


No.  Reference Entity   Specified                Transaction       Industry           Country    Date In     Bid    Date Out   Offer
                        Reference                   Type                                                    Spread            Spread
                        Obligation
                       Description   Senior or                                                                      (if any)    (if
                         (ISIN /    Subordinated                                                                               any)
                          CUSIP)    (Blank means
                                      Senior)
  1 AIFUL CORPORATION  JP310504B356              Japanese      1   Financial          Japan       16-May-06   91
                                                 Corporate         intermediaries
  2 BANGKOK BANK       USY0606WBQ25 Subordinated Asian         1   Banking            Thailand
    PUBLIC BANK                                  Corporate
    COMPANY
  3 CATHAY FINANCIAL   XS0148186421              Asian         1   Banking            Taiwan
    HOLDING COMPANY                              Corporate
    LIMITED
  4 CHARTERED          US16133RAC07              Singapore     1   Electronics        Singapore
    SEMICONDUCTOR                                Corporate
    MANUFACTURING
    LIMITED
  5 CITIC PACIFIC      USG2154WAA02              Asian         1   Diversified/       Hong Kong
    LIMITED                                      Corporate         Conglomerate
                                                                   Manufacturing
  6 FREEPORT-MCMORAN   US35671DAG07              Asian         1   Nonferrous metals  Indonesia   16-May-06  125
    COPPER & GOLD INC.                           Corporate         / minerals
  7 FUBON FINANCIAL    XS0174661354              Asian         1   Banking            Taiwan
    HOLDING COMPANY                              Corporate
    LIMITED
  8 GENTING BERHAD     XS0200561180              Asian         1   Hotels, Motels,    Malaysia
                                                 Corporate         Inns and Gaming
  9 GLOBE TELECOM,     USY27257AC12              Asian         1   Telecommunications Philippines 16-May-06  150
    INC.                                         Corporate
 10 GS CALTEX          USY5275KAP04              Asian         1   Oil and Gas        S Korea
    CORPORATION                                  Corporate
 11 HONGKONG LAND      US43858PAA57              Asian         1   Buildings and Real Hong Kong
    HOLDINGS LIMITED                             Corporate         Estate
 12 HUTCHISON WHAMPOA  USG4672CAB12              Asian         1   Diversified/       Hong Kong
    LIMITED                                      Corporate         Conglomerate
                                                                   Service
 13 HYSAN DEVELOPMENT  XS0142270759              Asian         1   Buildings and Real Hong Kong
    COMPANY LIMITED                              Corporate         Estate
 14 HYUNDAI MOTOR      USU45439AA15              Asian         1   Automobile         S Korea
    COMPANY                                      Corporate
 15 ICICI BANK LIMITED XS0178885876              Asian         1   Banking            India
                                                 Corporate
 16 IOI CORPORATION    XS0212370869              Asian         1   Farming and        Malaysia
    BERHAD                                       Corporate         Agriculture
 17 ISLAMIC REPUBLIC   XS0186560602              Asian         1   Sovereign          Pakistan    16-May-06  210
    OF PAKISTAN                                  Sovereign
 18 JARDINE STRATEGIC  USG50757AA42              Asian         1   Diversified/       Hong Kong
    HOLDINGS LIMITED                             Corporate         Conglomerate
                                                                   Service
 19 KINGDOM OF         US88322KAC53              Asian         1   Governmental       Thailand
    THAILAND                                     Sovereign         Agencies/
                                                                   Sovereigns
 20 MALAYAN BANKING    XS0148980344 Subordinated Asian         1   Banking            Malaysia
    BERHAD                                       Corporate
 21 MARUBENI           JP387760B519              Japan         1   Conglomerates      Japan       16-May-06   60
    CORPORATION                                  Corporate
 22 NATIONAL POWER     US637193BB85              Asian         1   Utilities          Philippines 07-Nov-06  215
    CORPORATION                                  Corporate
 23 NIPPON SHEET GLASS XS0191286284              Japanese      1   Building &         Japan       16-May-06   65
    COMPANY, LIMITED                             Corporate         Development
 24 NOBLE GROUP LMITED USG6542TAB73              Asian         1   Surface Transport  Hong Kong   16-May-06  250
                                                 Corporate
 25 NTPC LIMITED       XS0187395933              Asian         1   Utilities          India       07-Nov-06   71
                                                 Corporate
 26 OKI ELECTRIC       XS0204124530              Japanese      1   Electronics/       Japan       16-May-06   70
    INDUSTRY COMPANY,                            Corporate         electrical
    LIMITED
 27 PCCW-HKT TELEPHONE USG6955FAA96              Asian         1   Telecommunications Hong Kong
    LIMITED                                      Corporate
 28 PHILIPPINE LONG    US71825PAD06              Asian         1   Telecommunications Philippines 16-May-06  165
    DISTANCE TELPHONE                            Corporate
    COMPANY
 29 PT BANK NEGARA     XS0158156553 Subordinated Emerging      1   Financial          Indonesia   07-Nov-06  150
    INDONESIA                                    Market            intermediaries
    (PERSERO) TBK                                Corporate
 30 PT BANK RAKYAT     XS0176862323              Asian         1   Financial          Indonesia   16-May-06  150
    INDONESIA                                    Corporate         intermediaries
 31 PT INDOSAT TBK     USN44507AA44              Asian         1   Telecommunications Indonesia
                                                 Corporate
 32 PTT PUBLIC COMPANY US69367CAA36              Asian         1   Oil and Gas        Thailand
    LIMITED                                      Corporate
 33 RELIANCE           US759470AC16              Asian         1   Chemicals,         India
    INDUSTRIES LIMITED                           Corporate         Plastics and
                                                                   Rubber
 34 REPUBLIC OF        USY20721AA74              Asian         1   Governmental       Indonesia
    INDONESIA                                    Sovereign         Agencies/
                                                                   Sovereigns
 35 REPUBLIC OF THE    US718286AP29              Asian         1   Governmental       Philippines
    PHILIPPINES                                  Sovereign         Agencies/
                                                                   Sovereigns
 36 SHINHAN BANK       XS0176216611 Subordinated Asian         1   Banking            S Korea
                                                 Corporate
 37 SINO-FOREST        USC83912AA02              Asian         1   Farming and        China       13-Sep-06  295
    CORPORATION                                  Corporate         Agriculture
 38 SK CORPORATION     XS0130288268              Asian         1   Oil and Gas        S Korea
                                                 Corporate
 39 SOCIALIST REPUBLIC XS0085134905              Asian         1   Sovereign          Vietnam     16-May-06  130
    OF VIETNAM                                   Sovereign
 40 SOFTBANK CORP.     JP343610B593              Japanese      1   Business equipment Japan       16-May-06  350
                                                 Corporate         & services
 41 STATE BANK OF      XS0207576397              Asian         1   Governmental       India
    INDIA                                        Corporate         Agencies/
                                                                   Sovereigns
 42 TAKEFUJI           USJ81335AH45              Japanese      1   Financial          Japan       16-May-06   65
    CORPORATION                                  Corporate         intermediaries
 43 TATA MOTORS        USY8548TAF85              Asian         1   Automobile         India
    LIMITED                                      Corporate
 44 TATA POWER COMPANY XS0212687809              Asian         1   Utilities          India
                                                 Corporate
 45 TENAGA NASIONAL    USY85859AJ80              Asian         1   Utilities          Malaysia
    BERHAD                                       Corporate
 46 THAI OIL PUBLIC    XS0221448557              Asian         1   Oil and Gas        Thailand
    COMPANY LIMITED                              Corporate
 47 THE AROMATICS      XS0225169068              Asian         1   Chemicals &        Thailand    16-May-06   95
    (THAILAND) PUBLIC                            Corporate         Plastics
    COMPANY LMITED
 48 THE WHARF          US962258AB56              Asian         1   Buildings and Real Hong Kong
    (HOLDINGS) LIMITED                           Corporate         Estate
 49 VEDANTA RESOURCES  XS0206424672              Asian         1   Diversified        India
    PLC                                          Corporate         Natural Resources,
                                                                   Precious Metals &
                                                                   Minerals
 50 WAN HAI LINES      XS0223450445              Asian         1   Cargo Transport    Taiwan
    LIMITED                                      Corporate
 51 ACE LIMITED        US00440EAC12              North         1   Insurance          Bermuda
                                                 American IG
 52 AETNA INC          US00817YAB48              North         1   Insurance          United
                                                 American IG                          States
 53 ALBERTSON'S        US013104AJ31              North         1   Grocery            United
    INCORPORATED                                 American IG                          States
 54 ALCAN INC          US013716AR64              North         1   Mining, Steel,     Canada
                                                 American IG       Iron and Non
                                                                   Precious Metals
 55 ALCOA INCORPORATED 013817AD3                 North         1   Mining, Steel,     United
                                                 American IG       Iron and Non       States
                                                                   Precious Metals
 56 ALLTEL CORPORATION US020039DB64              North         1   Telecommunications United
                                                 American IG                          States
 57 ALTRIA GROUP INC   US02209SAA15              North         1   Beverage, Food and United
                                                 American IG       Tobacco            States
 58 AMERICAN AXLE &    US02406PAE07              North         1   Automobile         United
    MANUFACTURING                                American IG                          States
    INCORPORATED
 59 AMERICAN ELECTRIC  025537AD3                 North         1   Utilities          United
    POWER COMPANY INC                            American IG                          States
 60 AMERICAN EXPRESS   US025816AQ27              North         1   Banking            United
    COMPANY                                      American IG                                States
 61 AMERICAN           026874AP2                 North               1   Insurance          United
    INTERNATIONAL                                American IG                                States
    GROUP INC
 62 AMGEN INC          031162AE0                 North               1   Healthcare,        United
                                                 American IG             Education and      States
                                                                         Childcare
 63 ANADARKO PETROLEUM US032511AT44              North               1   Oil and Gas        United
    CORPORATION                                  American IG                                States
 64 ARROW ELECTRONICS  US042735AL41              North               1   Electronics        United
    INC                                          American IG                                States
 65 AUTOZONE INC       US053332AC61              North               1   Retail Stores      United
                                                 American IG                                States
 66 BAXTER             US071813AM10              North               1   Healthcare,        United
    INTERNATIONAL INC                            American IG             Education and      States
                                                                         Childcare
 67 BELLSOUTH          US079860AB83              North               1   Telecommunications United
    CORPORATION                                  American IG                                States
 68 BOEING CAPITAL     US097014AG93              North               1   Aerospace and      United
    CORPORATION                                  American IG             Defense            States
 69 BRISTOL-MYERS      US110122AG36              North               1   Healthcare,        United
    SQUIBB COMPANY                               American IG             Education and      States
    INCORPORATED                                                         Childcare
 70 BURLINGTON         US12189TAT16              North               1   Cargo Transport    United
    NORTHERN SANTA FE                            American IG                                States
    CORPORATION
 71 CAMPBELL SOUP      134429AS8                 North               1   Beverage, Food and United
    COMPANY                                      American IG             Tobacco            States
 72 CAPITAL ONE BANK   US14040EHK10              North               1   Banking            United
                                                 American IG                                States
 73 CARDINAL HEALTH    US14149YAF51              North               1   Healthcare,        United
    INC                                          American IG             Education and      States
                                                                         Childcare
 74 CARNIVAL           US143658AH53              North               1   Leisure,           United
    CORPORATION                                  American IG             Amusement,         States
                                                                         Entertainment
 75 CATERPILLAR        US149123BH31              North               1   Machinery          United
    INCORPORATED                                 American IG             (Non-Agriculture,  States
                                                                         Non-Construction,
                                                                         Non-Electronic)
 76 CENDANT            US151313AP87              North               1   Diversified/       United
    CORPORATION                                  American IG             Conglomerate       States
                                                                         Service
 77 CENTEX CORPORATION US152312AG95              North               1   Buildings and Real United
                                                 American IG             Estate             States
 78 CENTURYTEL         US156700AG13              North               1   Telecommunications United
    INCORPORATED                                 American IG                                States
 79 CIGNA CORPORATION  US125509BG36              North               1   Insurance          United
                                                 American IG                                States
 80 CINGULAR WIRELESS  US17248RAF38              North               1   Telecommunications United
    LLC                                          American IG                                States
 81 CIT GROUP          US125581AB41              North               1   Banking            United
    INCORPORATED                                 American IG                                States
 82 CLEAR CHANNEL      US184502AK84              North               1   Broadcasting &     United
    COMMUNICATIONS INC                           American IG             Entertainment      States
 83 COMCAST CABLE      US20029PAL31              North               1   Broadcasting &     United
    COMMUNICATIONS LLC                           American IG             Entertainment      States
 84 COMPUTER SCIENCES  US205363AE42              North               1   Electronics        United
    CORPORATION                                  American IG                                States
 85 CONAGRA FOODS INC  205887BA9                 North               1   Beverage, Food and United
                                                 American IG             Tobacco            States
 86 CONOCOPHILLIPS     20825CAE4                 North               1   Oil and Gas        United
                                                 American IG                                States
 87 CONSTELLATION      US210371AH31              North               1   Utilities          United
    ENERGY GROUP INC                             American IG                                States
 88 COUNTRYWIDE HOME   22237LMY5                 North               1   Banking            United
    LOANS INCORPORATED                           American IG                                States
 89 COX COMMUNICATIONS US224044AY38              North               1   Broadcasting &     United
    INCORPORATED                                 American IG             Entertainment      States
 90 CSX CORPORATION    US126408AP85              North               1   Cargo Transport    United
                                                 American IG                                States
 91 CVS CORPORATION    US126650AV25              North               1   Retail Stores      United
                                                 American IG                                States
 92 DEERE & COMPANY    244199BB0                 North               1   Farming and        United
                                                 American IG             Agriculture        States
 93 DEVON ENERGY       US251799AA02              North               1   Oil and Gas        United
    CORPORATION                                  American IG                                States
 94 DOMINION RESOURCES 25746UAJ8                 North               1   Utilities          United
    INC                                          American IG                                States
 95 DUKE ENERGY        US264399DW34              North               1   Utilities          United
    CORPORATION                                  American IG                                States
 96 EASTMAN CHEMICAL   US277432AE06              North               1   Chemicals,         United
    COMPANY                                      American IG             Plastics and       States
                                                                         Rubber
 97 EASTMAN KODAK      US277461BD00              North               1   Chemicals,         United
    COMPANY                                      American IG             Plastics and       States
                                                                         Rubber
 98 EI DUPONT DE       US263534BN84              North               1   Chemicals,         United
    NEMOURS & COMPANY                            American IG             Plastics and       States
                                                                         Rubber
 99 EOP OPERATING LP   US268766BU59              North               1   Buildings and Real United
                                                 American IG             Estate             States
100 FEDERAL HOME LOAN  US3134A4HF43              North               1   Governmental       United
    MORTGAGE                                     American IG             Agencies/          States
    CORPORATION                                                          Sovereigns
101 FEDERAL NATIONAL   31359MPF4                 North               1   Governmental       United
    MORTGAGE                                     American IG             Agencies/          States
    ASSOCIATION                                                          Sovereigns
102 FEDERATED          US31410HAS04              North               1   Retail Stores      United
    DEPARTMENT STORES                            American IG                                States
    INC
103 FIRSTENERGY        US337932AB30              North               1   Utilities          United
    CORPORATION                                  American IG                                States
104 FORD MOTOR CREDIT  US345397TZ65              North               1   Banking            United
    COMPANY                                      American IG                                States
105 GENERAL ELECTRIC   US36962GYY42              North               1   Banking            United
    CAPITAL                                      American IG                                States
    CORPORATION
106 GENERAL MILLS      US370334AS36              North               1   Beverage, Food and United
    INCORPORATED                                 American IG             Tobacco            States
107 GENERAL MOTORS     US370425SE16              North               1   Banking            United
    ACCEPTANCE                                   American IG                                States
    CORPORATION
108 GOODRICH           US382388AP13              North               1   Aerospace and      United
    CORPORATION                                  American IG             Defense            States
109 HALLIBURTON        US406216AR24              North               1   Oil and Gas        United
    COMPANY                                      American IG                                States
110 HARRAH'S OPERATING US413627AN01              North               1   Hotels, Motels,    United
    COMPANY INC                                  American IG             Inns and Gaming    States
111 HEWLETT-PACKARD    US428236AG84              North               1   Electronics        United
    COMPANY                                      American IG                                States
112 HILTON HOTELS      US432848AX77              North               1   Hotels, Motels,    United
    CORPORATION                                  American IG             Inns and Gaming    States
113 HONEYWELL          438516AK2                 North               1   Machinery          United
    INTERNATIONAL INC                            American IG             (Non-Agriculture,  States
                                                                         Non-Construction,
                                                                         Non-Electronic)
114 INGERSOLL-RAND     US456866AG74              North               1   Machinery          United
    COMPANY                                      American IG             (Non-Agriculture,  States
                                                                         Non-Construction,
                                                                         Non-Electronic)
115 INTERNATIONAL      459200BA8                 North               1   Electronics        United
    BUSINESS MACHINES                            American IG                                States
    CORPORATION
116 INTERNATIONAL      US459745EZ45              North               1   Finance            United
    LEASE FINANCE                                American IG                                States
    CORPORATION
117 INTERNATIONAL      US460146BN29              North               1   Printing and       United
    PAPER COMPANY                                American IG             Publishing         States
118 JONES APPAREL      480081AG3                 North               1   Textiles and       United
    GROUP INC                                    American IG             Leather            States
119 KERR-MCGEE         US492386AS68              North               1   Oil and Gas        United
    CORPORATION                                  American IG                                States
120 KRAFT FOODS INC    US50075NAB01              North               1   Beverage, Food and United
                                                 American IG             Tobacco            States
121 LEAR CORPORATION   US521865AE52              North               1   Automobile         United
                                                 American IG                                States
122 LENNAR CORPORATION US526057AG99              North               1   Buildings and Real United
                                                 American IG             Estate             States
123 LIBERTY MEDIA      530718AC9                 North               1   Broadcasting &     United
    CORPORATION                                  American IG             Entertainment      States
124 LOCKHEED MARTIN    US539830AL32              North               1   Aerospace and      United
    CORPORATION                                  American IG             Defense            States
125 LOEWS CORPORATION  US540424AE80              North               1   Insurance          United
                                                 American IG                                States
126 MARRIOTT           US571900AQ27              North               1   Hotels, Motels,    United
    INTERNATIONAL INC                            American IG             Inns and Gaming    States
127 MAYTAG CORPORATION US57859HBU77              North               1   Home and Office    United
                                                 American IG             Furnishings,       States
                                                                         Housewares, and
                                                                         Durable Consumer
                                                                         Products
128 MBIA INSURANCE                               North               1   Insurance          United
    CORPORATION                                  American                                   States
                                                 Monoline
129 MBNA CORPORATION   US55263ECE32              North               1   Banking            United
                                                 American IG                                States
130 MCDONALD'S         US58013MDM38              North               1   Personal, Food and United
    CORPORATION                                  American IG             Miscellaneous      States
131 MCKESSON           US58155QAA13              North               1   Healthcare,        United
    CORPORATION                                  American IG             Education and      States
                                                                         Childcare
132 MEADWESTVACO       US583334AA59              North               1   Printing and       United
    CORPORATION                                  American IG             Publishing         States
133 METLIFE            US59156RAC25              North               1   Insurance          United
    INCORPORATED                                 American IG                                States
134 MOTOROLA           US620076AR03              North               1   Electronics        United
    INCORPORATED                                 American IG                                States
135 NATIONAL RURAL     US637432CU74              North               1   Utilities          United
    UTILITIES                                    American IG                                States
    COOPERATIVE
    FINANCE
    CORPORATION
136 NEWELL RUBBERMAID  US651229AB28              North               1   Home and Office    United
    INCORPORATED                                 American IG             Furnishings,       States
                                                                         Housewares, and
                                                                         Durable Consumer
                                                                         Products
137 NEWS AMERICA INC   US652482AM25              North               1   Broadcasting &     United
                                                 American IG             Entertainment      States
138 NORDSTROM INC      US655664AG59              North               1   Retail Stores      United
                                                 American IG                                States
139 NORFOLK SOUTHERN   655844AE8                 North               1   Cargo Transport    United
    CORPORATION                                  American IG                                States
140 NORTHROP GRUMMAN   US666807AT91              North               1   Aerospace and      United
    CORPORATION                                  American IG             Defense            States
141 OMNICOM GROUP INC  681919AM8                 North               1   Broadcasting &     United
                                                 American IG             Entertainment      States
142 PROGRESS ENERGY    743263AD7                 North               1   Utilities          United
    INC                                          American IG                                States
143 PULTE HOMES INC    US745867AL56              North               1   Buildings and Real United
                                                 American IG             Estate             States
144 RAYTHEON COMPANY   US755111BH39              North               1   Aerospace and      United
    INC                                          American IG             Defense            States
145 ROHM & HAAS        US775371AR80              North               1   Chemicals,         United
    COMPANY                                      American IG             Plastics and       States
                                                                         Rubber
146 SAFEWAY            US786514BF54              North               1   Grocery            United
    INCORPORATED                                 American IG                                States
147 SBC COMMUNICATIONS US78387GAK94              North               1   Telecommunications United
    INC.                                         American IG                                States
148 SEARS ROEBUCK      US812404BG50              North               1   Retail Stores      United
    ACCEPTANCE                                   American IG                                States
    CORPORATION
149 SEMPRA ENERGY      US816851AF69              North               1   Utilities          United
                                                 American IG                                States
150 SIMON PROPERTY     US828807AQ09              North               1   Buildings and Real United
    GROUP LP                                     American IG             Estate             States
151 SOUTHWEST AIRLINES US844741AV08              North               1   Personal           United
    COMPANY                                      American IG             Transportation     States
152 SPRINT CORPORATION US852060AS17              North               1   Telecommunications United
                                                 American IG                                States
153 SUPERVALU INC      US868536AR44              North               1   Grocery            United
                                                 American IG                                States
154 TARGET CORPORATION US87612EAH99              North               1   Retail Stores      United
                                                 American IG                                States
155 TEXTRON FINANCIAL  US883199AQ42              North               1   Aerospace and      United
    CORPORATION                                  American IG             Defense            States
156 THE ALLSTATE       US020002AK77              North               1   Insurance          United
    CORPORATION                                  American IG                                States
157 THE CHUBB          US171232AF85              North               1   Insurance          United
    CORPORATION                                  American IG                                States
158 THE DOW CHEMICAL   US260543BR36              North               1   Chemicals,         United
    COMPANY                                      American IG             Plastics and       States
                                                                         Rubber
159 THE HARTFORD       US416515AE42              North               1   Insurance          United
    FINANCIAL SERVICES                           American IG                                States
    GROUP INCORPORATED
160 THE KROGER COMPANY US501044CE98              North               1   Grocery            United
                                                 American IG                                States
161 THE WALT DISNEY    US25468PBX33              North               1   Broadcasting &     United
    COMPANY                                      American IG             Entertainment      States
162 TIME WARNER INC    00184AAF2                 North               1   Broadcasting &     United
                                                 American IG             Entertainment      States
163 TRANSOCEAN INC     US893830AE99              North               1   Oil and Gas        United
                                                 American IG                                States
164 TYSON FOODS INC    US902494AM53              North               1   Beverage, Food and United
                                                 American IG             Tobacco            States
165 UNION PACIFIC      907818CN6                 North               1   Cargo Transport    United
    CORPORATION                                  American IG                                States
166 VALERO ENERGY      US91913YAD22              North               1   Oil and Gas        United
    CORPORATION                                  American IG                                States
167 VERIZON GLOBAL     US92344GAL05              North               1   Telecommunications United
    FUNDING                                      American IG                                States
    CORPORATION
168 VIACOM INC.        US925524AJ95              North               1   Broadcasting &     United
                                                 American IG             Entertainment      States
169 WAL-MART STORES    US931142BE24              North               1   Retail Stores      United
    INC                                          American IG                                States
170 WASHINGTON MUTUAL  US939322AL70              North               1   Banking            United
    INCORPORATED                                 American IG                                States
171 WELLS FARGO &      US94974BAZ31              North               1   Banking            United
    COMPANY                                      American IG                                States
172 WEYERHAEUSER       US962166BP84              North               1   Containers,        United
    COMPANY                                      American IG             Packaging and      States
                                                                         Glass
173 WHIRLPOOL          US963320AK24              North               1   Home and Office    United
    CORPORATION                                  American IG             Furnishings,       States
                                                                         Housewares, and
                                                                         Durable Consumer
                                                                         Products
174 WYETH              US983024AA80              North               1   Healthcare,        United
                                                 American IG             Education and      States
                                                                         Childcare
175 XL CAPITAL LIMITED US98372PAF53              North               1   Insurance          Bermuda
                                                 American IG
176 DBS BANK LIMITED   USY20337AJ30 Subordinated Singapore               Banking            Singapore                 16-May-06   36
                                                 Corporate
177 KOOKMIN BANK       XS0159385870              Asian                   Banking            S Korea                   16-May-06   38
                                                 Corporate
178 KOREA DEPOSIT      XS0139879711              Asian                   Governmental       S Korea                   16-May-06   33
    INSURANCE                                    Corporate               Agencies/
    CORPORATION                                                          Sovereigns
179 KOREA DEVELOPMENT  US500630BG24              Asian                   Governmental       S Korea                   16-May-06   34
    BANK                                         Corporate               Agencies/
                                                                         Sovereigns
180 KOREA ELECTRIC     USY48406BA27              Asian                   Utilities          S Korea                   16-May-06   38
    POWER CORPORATION                            Corporate
181 KT CORPORATION     US48268FAA03              Asian                   Telecommunications S Korea                   07-Nov-06 35.5
                                                 Corporate
182 MALAYSIA           US560904AF11              Asian                   Governmental       Malaysia                  16-May-06   40
                                                                         Sovereigns
183 MALAYSIA           USY60808AB18              Asian                   Cargo Transport    Malaysia                  16-May-06   44
    INTERNATIONAL                                Corporate
    SHIPPING
    CORPORATION BERHAD
184 MTR CORPORATION    XS0184198157              Asian                   Personal           Hong Kong                 16-May-06   21
    LIMITED                                      Corporate               Transportation
185 PETROLIAM NASIONAL USY68856AA47              Asian                   Oil and Gas        Malaysia                  16-May-06   38
    BERHAD                                       Corporate
186 POSCO              US730450AD51              Asian                   Mining, Steel,     S Korea                   07-Nov-06   37
                                                 Corporate               Iron and Non
                                                                         Precious Metals
187 REPUBLIC OF KOREA  US50064FAC86              Asian                   Governmental       S Korea                   16-May-06   33
                                                 Sovereign               Agencies/
                                                                         Sovereigns
188 ROAD KING          XS0194987607              Asian                   Building &         Hong Kong  16-May-06  100 13-Sep-06  225
    INFRASTRUCTURE                               Corporate               Development
    LIMITED
189 SAMSUNG            US796050AE22              Asian                   Electronics        S Korea                   16-May-06   33
    ELECTRONICS                                  Corporate
    COMPANY LIMITED
190 SINGAPORE          USY79985AC46              Singapore               Telecommunications Singapore                 16-May-06   30
    TELECOMMUNICATIONS                           Corporate
    LIMITED
191 SWIRE PACIFIC      USY83310AB11              Asian                   Diversified/       Hong Kong                 16-May-06   45
    LIMITED                                      Corporate               Conglomerate
                                                                         Service
192 TELEKOM MALAYSIA   XS0200959384              Asian                   Telecommunications Malaysia                 07-Nov-06  37.5
    BERHAD                                       Corporate
193 UNITED OVERSEAS    USY9244WAW92 Subordinated Singapore               Banking            Singapore                 16-May-06   40
    BANK LIMITED                                 Corporate

"1" indicates that such Reference Entity is a member of such CSO





1. Barclays Bank PLC has used reasonable efforts to verify the names of the Reference Entities and details of the Specified Reference Obligations contained in this CSO Portfolio Annex. Such information has been verified for each Reference Entity by reference to publicly available information. Publicly available information can be inaccurate or outdated, and as a result, corrections to the details of Reference Entities and Specified Reference Obligations may need to be made from time to time if such information turns out to be inaccurate or outdated including after the Issue Date.

2. The columns under the headings "Specified Reference Obligation" refer to the specified details as at the issue date of the relevant obligation and do not take account of any subsequent changes.

3. A Reference Entity may be identified as such by virtue of being an issuer of the Specified Reference Obligation. In situations where there are co-issuers of such Specified Reference Obligation, such co-issuers have not been identified.

4. A Reference Entity may be identified as such by virtue of a guarantee of such Reference Entity in respect of the Specified Reference Obligation. Such Reference Entity may not be the sole guarantor of such Specified Reference Obligation.




This announcement has been issued through the Companies Announcement Service of
                            The Irish Stock Exchange